March 12, 2010

United States Securities and Exchange Commission

100 F Street, N.E

Mail stop 3561

Washington, D.C. 20549

Attn: David R. Humphrey, Branch Chief

Re:	Air Transport Services Group, Inc.

Form 10-K for the year ended December 31, 2008

File No. 000-50368

Ladies and Gentlemen:

We have received correspondence dated February 18, 2010 regarding the review by the Staff of the Division of Corporation Finance (the “Staff”) of the financial statements and disclosures contained in Form 10-Q for the quarterly period ended September 30, 2009 and the Schedule 14A for the annual meeting of shareholders on May 12, 2009 of Air Transport Services Group, Inc. (the “Company”). Our response to the Staff’s comments is provided below. For your convenience, we have included the comments followed by the Company’s responses. Caption references and page numbers refer to the captions and pages contained in the respective Form 10-Q, or Schedule 14A unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the respective Form 10-Q or Schedule 14A. All numbers are in thousands except where noted otherwise and except for per share data.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Note A-Summary of Financial Statement Position and Significant Accounting Policies

SEC Comment 1:

1.	Your goodwill impairment analysis assumes CAM will lease 43 aircraft in 2009. However, Note G on page 16 of your Form 10-Q indicates that CAM leased 3 aircraft to external customers. In this regard, if your lease projections include aircraft currently leased under the DHL ACMI agreement, tell us how your projections address the future uncertainty related to such agreements. In addition, if such aircraft are put to DHL, tell us how your CAM cash flow projections would be affected.

Company Response to Comment 1:

Our lease projections for CAM as of December 31, 2008 included nine of the Boeing 767 non standard freighter aircraft that operated under the DHL ACMI agreement. Our projections included the capital expenditures necessary to convert those aircraft from non standard freighter to standard freighter configuration. At the time, based on our experience operating in DHL’s network and our interactions with DHL network planning, we estimated that DHL would need up to 18 standard freighter aircraft. Our fair value projections as of December 31, 2008, included the modification of 11 Boeing 767 aircraft and one 757 aircraft, bringing the total number of Boeing 767 aircraft to 18 and the number of Boeing 757 aircraft to two for CAM’s fair value projections.

By comparison, in our recent fair value projections for CAM, as of December 31, 2009, we include the lease of 24 Boeing 767 aircraft and two Boeing 757 aircraft. This projection is based on existing leases to third parties, contracted leases to third parties, negotiations with DHL for 13 Boeing 767 aircraft under seven year leases and the airlift needed by ATSG airlines to support their customers. We currently have a non-binding memorandum of understating with DHL regarding aircraft leases. The parties are exchanging drafts of the related definitive agreements with the goal of executing them by March 31, 2010.

The Company needs 28 Boeing 767 standard freighters to maintain its existing customers and meet the above referenced lease commitments, including 13 for DHL. We currently plan to modify more aircraft over the next 18 months to meet anticipated demand beyond 28 Boeing 767 freighters, but we have not included these in our fair value projections as of December 31, 2009. If included, these additional aircraft leases would increase the estimated fair value of CAM.

We have no plans to put any more aircraft to DHL. We will decide to place additional aircraft into the modification process after considering a number of factors, including the fleet plans of customers, long term demand for airlift, the quantity and quality of customer prospects, competitive alternatives and general economic conditions. If a non-standard Boeing 767 aircraft is not placed into the modification process, we will consider other alternatives, including the sale of the aircraft, operating it as a non standard freighter or for salvage and part-out to support the Company’s other Boeing 767 aircraft.

SEC Comment 2:

2.	We note that your actual results for ATI were lower then projected. While you indicated that actual results were not consistent with historical experience, in light of the current downturn and economic condition, please tell us how you consider whether these results may be indicative of future trends when calculating the cash flow projections used in your 2009 impairment analysis.

Company Response to Comment 2:

During the first nine months of 2009, ATI experienced a higher level of aircraft down time in remote locations and more expense related to these failures than projected. This trend is factored into our 2010 and future cash flow projections used in our December 31, 2009 goodwill evaluation. Our recent cash flow projections for ATI incorporate the airlift requirements provided to ATI by its major customers. Based on these inputs, we project that ATI’s EBITDA will increase less than 8% in 2010 compared to 2009 reflecting cash flows associated with Boeing 767 aircraft that ATI has added.

SEC Comment 3

3.	You indicate that actual results from CAM were lower then projected results due to delays in deployments. In this regard, please tell us the facts and circumstances surrounding these delays, and clarify why you believe that CAM will ultimately modify and deploy more aircraft then originally assumed.

Company Response to Comment 3:

The delays in placing aircraft into lease were temporary in 2009. One outside customer with a contract to lease two Boeing 767 freighters was delayed while the customer secured necessary regulatory approval and completed crew training requirements. One of these aircraft leases began on March 2, 2010 while the other lease is expected to commence in a few more weeks. Our recent fair value projections for CAM include the lease of 24 Boeing 767 aircraft compared to our assumption of 18 Boeing 767 aircraft used in our previous valuation. The recent projection is based on existing leases to third parties, contractually committed leases to third parties, current negotiations with DHL for 13 Boeing 767 aircraft and the airlift for ATSG airlines to support their customers. The Company needs 28 Boeing 767 aircraft to maintain its existing customers and the above referenced lease commitments including 13 for DHL. We currently plan to modify more aircraft over the next 18 months to meet anticipated demand beyond 28 Boeing 767 freighters, but we have not included these in our most recent fair value projections.

SEC Comment 4

4.	Please provide us with a summary of the most recent goodwill impairment analysis you performed for all your reporting units. If applicable, such an analysis should be similar to what is provided to your CODM.

Company Response to Comment 4:

At December 31, 2009 we tested goodwill for the two reporting units with goodwill, specifically, ATI and CAM. We utilized an independent valuation firm to assist us in estimating the fair value of each reporting unit. We estimated the fair value of ATI using a combination of market approach and a discounted cash flow model (an income approach). We estimated the fair value of CAM using a discounted cash flow model. A market approach was not utilized for CAM due to the lack of comparable publicly traded companies. The table below summarizes our unaudited analysis.

	December 31, 2009
	ATI	CAM

Fair Value Approach
Market multiples as a % of carrying value	123%	na
Discounted cash flows as a % of carrying value	112%	116%

Estimated fair value as a % carrying value	116%	116%

Discount rate	11.5%	11.5%
Years to terminal value	10	10
Long term growth rate	2%	2%
Terminal value as a % of discounted cash flows	56%	44%

Projected aircraft in service during 2010	19	47
Aircraft in service as of September 30, 2009	18	41

Next fiscal year EBITDA as % of Last twelve months EBITDA	109%	134%

Estimated future cash flows were discounted back to their present value based on the required rates of return for equity and debt holders. We weighted the required rates of return of equity and debt holders based on the expected capital structure for our industry. We used a weighted capital structure of 60% equity and 40% debt to derive a weighted average cost of capital of 11.5%. The required rate of return for equity holders is based on a risk–free rate of return adjusted upward for risk premiums from market risks, industry risk and small stocks. The cost of debt is based on 20 year corporate bonds adjusted for the income tax effects on interest.

As we noted in our previous response to you dated February 2, 2010, we will include in our future filings the additional disclosures regarding goodwill carrying values as requested by the Staff in your letter to us dated December 31, 2009.

Property and Equipment, page 9

SEC Comment 5

5.	We note your response to our previous comment 5. However, the decline of your DHL revenue stream, non-renewal of ACMI agreements, transfer of assets from the DHL segment to your other segments, and temporary idling of aircraft appear to constitute know trends under Item 303 of Regulation S-K that should be clearly presented and explained. In addition, Item 102 of Regulation S-K requires you to state, briefly, the location and general character of materially important physical properties, and to identify the industry segments as reported in the financial statements that use the properties described. In particular, Instruction 1 to Item 102 of Regulation S-K indicates that such information is required in order to inform investors as to the suitability, adequacy, productive capacity, and extent of utilization of such properties. As such, as previously requested, please provide us with, and revise your segment note and MD&A disclosures to indicate the number, type, and carrying value of aircraft operated in each segment for each date a balance sheet is presented. Such information should be provided in tabular format, for clarity, and should include, in a separate column, the number and carrying value of idle aircraft in each segment total. Further, your Item 2 – Properties should be revised to comply with Item 102 of Regulation S-K/

Company Response to Comment 5:

In future filings, beginning with the Form 10-K for 2009, we will include the following information in the MD&A, for each balance sheet presented in the filing.

As of September 30, 2009

	DHL	ACMI Services	CAM	Total

In service aircraft
Aircraft owned or under capital lease
Boeing 767	16	15	4	35
Boeing 757		2		2
Boeing 727		13		13
DC-8		16		16

Total	16	46	4	66
Carrying value of aircraft				$534,110

Aircraft under operating leases	3	1		4

Aircraft in freighter modification
Boeing 767			3	3
Carrying value of aircraft				$33,830

Idle aircraft (not scheduled for revenue)
DC-8		2		2
Carrying value of aircraft				$1,400

As of September 30, 2009, ACMI Services was leasing 37 of its 46 aircraft from CAM.

CAM’s assets reflect three aircraft having a carrying value of $33.8 million that were temporarily removed from service while undergoing modification into standard freighter configuration. ACMI Services had idle airframes with a carrying value of $1.4 million whose engines and rotables were being used for other aircraft in the Company’s fleets. The spare airframes can be reactivated as needed.

In future 10-K filings, beginning with the Form 10-K for 2009, we will add information in Item 2 –Properties for aircraft that are temporarily idle, the suitability of the aircraft types for the markets they serve, and the identity of the segment in which the aircraft operate.

Schedule 14A

Executive Compensation page 14

Competitive Benchmarking page 15

SEC Comment 6

6.	We note your response to prior comment 9 and reissue in part. Please tell us whether you benchmark against the companies found in the additional executive compensation survey provided by your compensation consultant. If the company does not consider the general survey data to be a material component of the compensation analysis, please confirm to us that you will state such in your Compensation Discussion & Analysis section in your future filings.

Company Response to Comment 6

The Compensation Committee does benchmark against the compensation data for those companies contained in the additional executive compensation survey provided by our compensation consultant, although the Committee has given such data less weight than it has given to the data from the proxy group analysis of our peer group. The Company primarily utilizes the proxy group analysis for benchmarking purposes because it consists of proxy data for the top five highest paid executives and top legal executive from 24 direct competitors and small/regional airlines, while the general survey data consists of compensation information for a range of executive positions from more than 900 companies covering approximately 40 industries. The weight given by the Compensation Committee to the additional survey data varies for each executive position surveyed, depending upon the extent to which the Committee believes the surveyed position fairly represents the duties, responsibilities and experience requirements of the comparable executive position at the Company. The Company will indicate in the Compensation Discussion & Analysis section in future filings whether or not the general survey data was a material component of the compensation analysis with respect to each named executive officer.

Other

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filing. The Company also acknowledges that the staff comments contained in this letter or changes to disclosures in future filings in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing. The Company recognizes that it may not assert staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent applicable, all changes in disclosures in response to your comments will be included in future or amended filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934.

We appreciate your feedback toward improving our disclosures. We believe this letter fully responds to your comments. However, if there are any further questions, please contact us at (937) 382-5591, or at the Company’s address of record.

Sincerely,

/s/ Quint O. Turner
Quint O. Turner
Chief Financial Officer